February 15, 2006

via U.S. mail and facsimile to (215) 676-2085

Alan W. Rutherford
Chief Financial Officer
Crown Holdings, Inc.
One Crown Way
Philadelphia, PA 19154

	RE:	Crown Holdings, Inc.
		Form 10-K for the fiscal year ended December 31, 2004
		Filed March 11, 2005

		File No. 0-50189

Dear Mr. Rutherford:

      We have reviewed your response letter dated February 3, 2006 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the year ended December 31, 2004

Financial Statements

V. Income Taxes, page 56

1. We note your response to prior comment 1 in our letter dated January 20, 2006. Your proposed disclosures regarding your valuation allowance tell readers why you have provided a full valuation allowance against your net U.S. deferred tax assets (e.g., recent losses and uncertainty regarding the amount of future taxable income), however you have not provided a discussion of the assumptions used and judgments made in determining your valuation allowance. For instance, have you assumed that you will not generate future taxable income prior to the expiration dates of tax loss and credit carryforwards? If so, what is such timing and related amounts underlying such assumptions. You should discuss other material assumptions and judgments made as well. Refer to SEC Release No. 33-
8350.

W. Segment Information, page 58

2. We have reviewed your response to comment 3 in our letter dated
January 20, 2006 and note your belief that your operating segments are the Americas, Europe, and Asia-Pacific divisions and that your Chief Executive Officer (CEO) is your chief operating decision maker as defined by paragraph 12 of SFAS 131. However, we also note the following information:

* your CEO uses (i) a monthly flash report showing sales, operating income and net income for each division and additional disaggregated information for the various businesses within each division, (ii) quarterly management meeting reports to review the progress of the businesses/product lines of the three divisions with each division president, and (iii) quarterly board presentations to review the financial results of the Company, which is summarized at a company-wide, division and product line basis in his role as chief operating decision maker in allocating resources and assessing the performance of your operating segments;
* the reports that are regularly reviewed by your CEO have discrete financial information below that of the three divisions that you have identified as your operating segments. For instance, these reports have sales and operating income, budget versus actual sales and operating income information, budget information for capital expenditures, status of sales price negotiations, cost reduction information, unit sales information, volume/mix change information, cash flow information and average invested capital information for the various businesses/product lines within each division; and
* at the end of each year your CEO notifies each division president of the amount of capital they can include in their budgets and spend in the following year.

Given such discrete financial information is available and regularly reviewed by your CEO, we presume that such information is utilized by him to make decisions about resources to be allocated to the segments and assess its performance. Specifically, we assume that your CEO reviews and assesses the financial information regarding the individual businesses/product lines in his determination of the amount of total capital allocated to each division. The fact that your CEO does not directly allocate resources to the individual businesses/product lines does not preclude a conclusion that your individual businesses/product lines are operating segments as defined by SFAS 131. Based on this information, it appears to us that the businesses/product lines of the three divisions are operating segments as defined by paragraph 10 of SFAS 131.

3. Please reconcile for us the "segment income" you have presented in
Note W to your financial statements to the operating income information provided in the reports regularly reviewed by your CEO.
Help us to understand the appropriateness of reporting "segment income" as your measure of segment profit or loss in accordance with paragraph 27 of SFAS 131 since we do not see such measure presented in the reports you have provided to us.

4.  	Reconcile for us the product sales information you have
presented in Note W to the businesses/product lines of the divisions presented in the reports regularly reviewed by your CEO.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Jenn Do, Staff Accountant, at (202) 551-
3743,
Jeanne Baker, Senior Staff Accountant, at (202) 551-3691 or me at
(202) 551-3255 if you have questions regarding these comments.


								Sincerely,



								Nili Shah
								Branch Chief


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Mr. Alan W. Rutherford
Crown Holdings
February 15, 2006
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE